SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 June 2022
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..                           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 30 June 2022 re: Directorate Change

 30 June 2022

LLOYDS BANKING GROUP:  BOARD APPOINTMENT

Lloyds Banking Group plc (the "Group") is pleased to announce the appointment of Scott Wheway as a Non-Executive Director of the Group and as a Non-Executive Director of Scottish Widows Group with effect from 1 August 2022 and, subject to regulatory approval, as Chair of Scottish Widows Group with effect from 12 September 2022.

Scott is currently Chair of Centrica plc and AXA UK plc; however, he will step down from his role as Chair of AXA UK plc today, 30 June 2022, while remaining Chair of Centrica plc. Over the last 15 years Scott has gained significant financial services board experience, having chaired Aviva Insurance Limited and served as a non-executive director of Aviva plc between 2007 and 2016.  He spent seven years on the board of Santander UK plc, where he was the senior independent director until 30 September 2020.  Scott worked as an executive in the retail sector for over 25 years where he held positions including chief executive officer of Best Buy Europe, managing director of Boots the Chemist plc and a number of senior executive positions at Tesco plc.

Robin Budenberg, Group Chair, said "Scott will bring a depth and breadth of knowledge and experience of large-scale banking and insurance to his roles with the Group.  His track record as a non-executive and executive in customer-centric companies complements the Group's strategy and will help us deliver the right outcomes for customers. I look forward to welcoming him to the Group. I would also like to thank Sophie O'Connor for taking on the role of interim Chair of Scottish Widows Group since Nick Prettejohn stepped down from the role in September last year."

There is no other information to be disclosed under paragraph 9.6.13R of the Listing Rules.

- END -

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 30 June 2022